SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended
December 31, 2003	Commission File Number (333-00289)

ROBBINS & MYERS, INC. SAVINGS PLAN FOR UNION EMPLOYEES

(Name of Plan)

ROBBINS & MYERS, INC.

1400 Kettering Tower
Dayton, Ohio 45423
(937) 222-2610
(Name of Issuer of Security, held pursuant to Plan and address of its principal executive office)

SIGNATURES
INDEX TO EXHIBITS
CONSENT OF AUDITOR
SAVINGS PLAN FOR UNION EMPLOYEES

REQUIRED INFORMATION

     The Robbins & Myers, Inc. Savings Plan for Union Employees (the Plan) is subject to the Employee Retirement Income Security Act of 1974.

     Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

(a)	Statements of Net Assets Available for Benefits - December 31, 2003 and 2002

(b)	Statement of Changes in Net Assets Available for Benefits - for the year ended December 31, 2003

(c)	Notes to Financial Statements;

(d)	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – December 31, 2003; and

(e)	Report of Independent Auditors.

     The consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in Registration statement on Form S-8 (No. 333-00289) is being filed as Exhibit 23.1 to this Report.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Robbins & Myers, Inc. Savings Plan for Union Employees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBBINS & MYERS, INC. SAVINGS PLAN FOR UNION EMPLOYEES

By	/s/ Kevin J. Brown

	Name:	Kevin J. Brown
	Title:	Member, Corporate Benefits Committee
	Dated:	June 28, 2004

INDEX TO EXHIBITS

     The following Exhibits are being filed with this Annual Report on Form 11-K:

Exhibit

(23)	CONSENT OF EXPERTS AND COUNSEL

23.1 Consent of Ernst & Young LLP.

(99)	ADDITIONAL EXHIBITS

99.1 Audited Financial Statement of Robbins & Myers, Inc. Savings Plan for Union Employees as of December 31, 2003 and 2002 and for the year ended December 31, 2003.